Exhibit (a)(1)(B)(1)

Notice to Stockholders regarding Lost, Stolen or Destroyed Stock Certificates

The following should replace Paragraph 11 of the original Letter of Transmittal, attached as Exhibit (a)(1)(B) to the Schedule TO filed by QinetiQ Group plc, QinetiQ North America LLC and Apollo Merger Sub Inc. on January 30, 2007.

11. Lost, Destroyed or Stolen Certificates. If any certificate representing Shares has been lost, destroyed or stolen, the stockholder should promptly notify the Depositary by checking the appropriate box on this Letter of Transmittal and indicating the number of Shares so lost, destroyed or stolen, or call the Transfer Agent for the Shares, American Stock Transfer & Trust Company at (877) 248-6417. The stockholder will then be instructed by the Transfer Agent as to the steps that must be taken to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.